Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our ability to maintain our business model;

●	our ability to project market growth and trends;

●	our ability to secure government tenders and maintain relationships with government contractors;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to elicit a greater positive reception for our technology and devices than other similar devices that are sold on the market;

●	our available cash and ability to raise additional financing;

●	the effect of competition and other technologies;

●	projected capital expenditures and liquidity;

●	the effects of any litigation;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain, protect and enhance our intellectual property;

●	our ability to retain key executive members and employees;

●	our ability to educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	general market, political, and economic conditions in the countries in which we operate including those conditions related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as Israel’s multi-front war; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, in our Annual Report (as defined below).

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting us, reference is made to our annual report on Form 20-F for the fiscal year ended December 31, 2023, which we filed with the Securities and Exchange Commission, or the SEC, on April 30, 2024, or the Annual Report, and the other risk factors discussed from time to time by us in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Silynxcom” refer to Silynxcom Ltd. Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Report of Foreign Private Issuer on Form 6-K to “NIS” are to New Israeli Shekels and references to “dollars” or “$” are to U.S. dollars. We prepare and report our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Overview

We develop, manufacture, market, and sell ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. Our In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness. We work closely with our customers and seek to improve the functionality and quality of our products based on actual feedback from soldiers and police officers “in the field.” We sell our In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. We also deal with specialized networks of local distributors in each locale in which they operate and have developed key strategic partnerships with radio equipment manufacturers.

Components of our Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Revenues

Our revenues are generated through the sale of our products.

Cost of Revenues

Our cost of revenues consists primarily of costs related to our direct and indirect sales, including the cost of components. Cost of revenues are primarily driven by the orders customers place for our products and as revenue for our products grows, we expect a corresponding increase in our cost of revenues.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor’s expenses and other related research and development expenses.

Selling and Marketing

Our selling and marketing expenses consist primarily of consultants and personnel salaries and other marketing and sales expenses

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional services fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

Finance income (expense), net

Finance expenses consist primarily of foreign currency exchange rate differences between the U.S. dollar and new Israeli shekel.

Comparison of the Six Months Ended June 30, 2024 and June 30, 2023

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Revenues	$5,356	$3,096
Cost of revenues	2,706	1,901
Gross profit	$2,650	$1,195
Research and development expenses	259	569
Selling and marketing expenses	699	1,989
General and administrative expenses	1,425	965
Operating profit (loss)	$267	$(2,328)
Listing expenses	(879)	-
Finance expenses	232	35
Finance income	148	37
Net income loss	$(696)	$(2,326)
Total comprehensive loss	(696)	(2,326)
Basic and diluted net loss per share	$(0.1358)	$(0.7355)

Revenues

The following table summarizes our revenues by type for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

Set forth below is a table presenting breakdown of our revenues by our two product groups in the six-month periods ended June 30, 2024, and 2023:

	June 30, 2024		June 30, 2023
Product group	Amount (in USD thousands)	% of total revenue	Amount (in USD thousands)	% of total revenue
In-Ear Headset systems	$3,389	63.3%	$2,143	69.2%
SST Headset systems	$1,655	30.9%	$678	21.9%
Other revenues	$312	5.8%	$275	8.9%
Total	$5,356	100%	$3,096	100%

Set forth below is information about our revenues from sale of our products by geography in the six-month periods ended June 30, 2024 and 2023:

	Revenues (in USD thousands)
Geography	June 30, 2024	June 30, 2023
Israel	$3,613	$1,260
Asia	$943	$1,015
USA	$558	$623
Europe	$242	$78
Rest of the world	$-	$120
Total revenue	$5,356	$3,096

Our revenues for the six months ended June 30, 2024 amounted to $5,356 representing an increase of 73%, compared to $3,096 thousand for the six months ended June 30, 2023. The increase is attributable to an increase in sales of our SST Headset systems, which was partially offset by a decrease in sales of our In-Ear Headset systems.

Cost of Revenues and Gross Profit

Our cost of revenues for the six months ended June 30, 2024 increased by 42.34% to $2,706 thousand, compared to $1,901 thousand for the six months ended June 30, 2023. The increase in gross profit is due to an increase in sales. Our gross profit for the six months ended June 30, 2024 increased by 121% to $2,650 thousand, compared to $1,195 thousand for the six months ended June 30, 2023. The increase in gross profit is primarily attributable to an increase in sales and a decrease in share-based compensation expenses.

Research and development expenses

Research and development, or R&D, expenses decreased by 54.48% to $259 thousand during the six months ended June 30, 2024 compared with $569 thousand for the six months ended June 30, 2023. The decrease is primarily due to a decrease in share-based compensation expenses.

Selling and marketing expenses

Selling and marketing expenses for the six months ended June 30, 2024 decreased by 64.8% to $699 thousand, compared to $1,989 thousand for the six months ended June 30, 2023. The decrease in selling and marketing expenses is due to a decrease in share-based compensation expenses.

General and administrative expenses

General and administrative expenses increased by 47.69% to $1,425 thousand for the six months ended June 30, 2024, compared to $965 thousand for the six months ended June 30, 2023. The increase is mainly due to consulting, investor relations, and insurance expenses.

Operating profit (loss)

Based on the foregoing, our operating profit was $267 thousand for the six months ended June 30, 2024, compared to an operating loss of from $2,328 thousand for the six months ended June 30, 2023.

Finance expenses

Finance expenses for the six months ended June 30, 2024 were $232 thousand compared to finance expenses of $35 thousand for the six months ended June 30, 2023. The increase in finance expenses is primarily due to the fluctuation in foreign exchange rates, particularly the US dollar appreciating against the new Israeli shekel.

Finance income

Finance income, for the six months ended June 30, 2024 was $148 thousand compared to finance income of $37 thousand for the six months ended June 30, 2023. The increase in finance income is primarily due to the revaluation of marketable securities.

Net loss

Net loss for the six months ended June 30, 2024 decreased to $696 thousand by 70.1%, compared with a net loss of $2,326 thousand for the six months ended June 30, 2023. The decrease is attributable to NYSE American listing expenses and share-based compensation expenses.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2024, we have funded our operations primarily from cash generated from our operating activities and the issuance of ordinary securities. As of June 30, 2024, we had $668 thousand in cash and cash equivalents, compared with $568 thousand as of December 31, 2023.

The table below presents our cash flows for the periods indicated.

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Net cash provided by (used in) operating activities	$(640)	$403
Net cash used in investing activities	(3,063)	(15)
Net cash provided by (used in) financing activities	3,805	(101)
Net increase in cash and cash equivalents	100	282

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024 was $640 thousand. This net cash used in operating activities primarily reflects a decrease in other accounts payable and the result of NYSE American listing expenses and share-based compensation expenses.

The net decrease in changes in operating assets and liabilities for the six months ended June 30, 2024, is attributable mainly to a decrease in trade receivables. This net decrease was partially offset by a decrease in trade payables and other accounts payable.

Net cash provided by operating activities for the six months ended June 30, 2023 was $403 thousand. This net cash provided by operating activities primarily reflects share-based compensation expenses adjustments.

The decrease in changes in operating assets and liabilities for the six months ended June 30, 2023, is attributable to a decrease in trade payables and a decrease in other accounts payable. This net decrease was partially offset by a decrease in trade receivables.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 was $3,063 thousand. This net cash used for investing activities is primarily attributable to investing in marketable securities.

Net cash used in investing activities for the six months ended June 30, 2023 was $15 thousand. This net cash used in investing activities is primarily attributable to the purchase of property and equipment and an increase in long-term bank deposits.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2024 was $3,805 thousand, compared to net cash used in financial activities $101 thousand during the six months ended June 30, 2023.

The increase in changes in financing activities for the six months ended June 30, 2024 is attributable to the issuance of 1,250,000 Ordinary Shares in our initial public offering on NYSE American, which closed on January 17, 2024. This increase was partially offset by a repayment of warrants to Bank Mizrahi and certain former and current shareholders pursuant to certain investor agreements.

Current Outlook

We have financed our operations to date primarily from cash generated from our operating activities and the issuance of securities.

As of June 30, 2024, our cash and cash equivalents were $668 thousand and we had positive working capital of $6,562 thousand. We believe that our current cash and cash equivalents position is sufficient to fund our working capital requirements and planned operations for at least the next 12 months beyond the filing date of this Report of Foreign Private Issuer on Form 6-K.

However, our operating plans may change as a result of many factors that may currently be unknown to us and we may need to seek additional funds. Our future capital requirements will depend on many factors, including:

●	our ability to sell our products according to our plans;

●	the progress and cost of our research and development activities;

●	the costs associated with the manufacturing our products;

●	the costs of working capital;

●	significant new orders that need to be financed;

●	the cost of our commercialization efforts, marketing, sales and distribution of our products the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Estimates” under “Operating and Financial Review and Prospects” section in our Annual Report, as well as our unaudited interim condensed consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2024, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

We prepare our financial statements in accordance with IFRS as issued by the IASB. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.